
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 31, 2013

Via E-mail
Mr. Michael A. Coke
Chief Financial Officer
Terreno Realty Corporation
101 Montgomery Street, Suite 200
San Francisco, CA 94104

Re: Terreno Realty Corporation
Form 10-K for the fiscal year ended December 31, 2011
Filed February 22, 2012
File No. 1-34603

Dear Mr. Coke:

We have reviewed your response letter filed on January 10, 2013 and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Property Acquisitions, pages 41 and 42

1. We note your response to comment three and your proposed disclosure. Please tell us in sufficient detail how you make the determination that renewal rent is sufficiently below a fair market rental rate at the time of renewal so that you would consider it a "bargain renewal option". In your response, tell us whether or not you apply thresholds in order to make this determination.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant